Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

October 20, 2023

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB Conservative Buffer ETF Post-Effective Amendment No. 10 File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on August 7, 2023 (the “Post-Effective Amendment”), on Form N-1A for AB Conservative Buffer ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”) and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on September 28, 2023 (“Initial Letter”). You provided the Staff’s additional comments to Alexandra K. Alberstadt and me by telephone on October 12, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

Comment 1:	The Staff notes that the Principal Strategies section indicates that the Fund intends to invest in “four options: long put options, short put options, short call options and long call options (the “Options Portfolio”) – for the purposes of implementing the strategy and establishing the Hedge Period Cap and Hedge Period Buffer.” Please disclose with specificity which options the Fund is buying and which options the Fund is writing and please disclose in plain English how the Options Portfolio creates the exposures that are a part of the strategies.
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Response:	Registrant has revised the prospectus in response to this comment. Registrant has included the below chart in the Investments sub-section of the Principal Strategies section.

Options Portfolio
Investment Type	Strategy Purpose
Purchase Call (FLEX Option)	Obtain Economic Exposure to Shares of Underlying ETF
Purchase Put (FLEX Option)	Establish Hedge Period Buffer
Write Put (FLEX Option)	Establish End of Hedge Period Buffer
Write Call (FLEX Option)	Establish Hedge Period Cap

Comment 2:	The Staff notes that the Principal Strategies section indicates that the Fund “may assume a loss attributable to the first 1% decline in the Underlying ETF’s share price at the time of establishing the Options Portfolio…” Please explain the reasons for having the first loss piece when establishing the options portfolio. In addition, please explain the relationship between the Hedge Period Cap level, the options premium received from the Fund’s written options, and how that affects the first loss piece.
Response:	Registrant has considered the comment and respectfully declines to modify disclosures in response to this comment. Current prospectus disclosures clearly state that the Fund may bear a “first loss” of 1% when doing so permits the Fund to maintain a higher Hedge Period Cap. As indicated in the Initial Letter, when initiating the option positions, the Adviser prices an at-the-money long put and a 15% out-of-the-money short put and “solves” for the cap that will create a costless collar (which will include implied dividends over the Hedge Period). If the cap is below 3%, the Adviser seeks to adjust the long put options to allow a first loss of up to 1%, to achieve a cap of 3.0%. If the first loss of 1% does not result in a cap of 3.0%, the first loss will be 1% and the cap will be below 3.0%.
Comment 3:	The Staff notes that the Principal Strategies section includes the following statement: “[i]n order to obtain economic exposure to the Underlying ETF, in lieu of purchasing an approximately three-month zero strike call for a Hedge Period, the Fund may…” Please establish the premise of what the Fund is purchasing before discussing the alternatives to the three-month zero strike call.
Response:	Registrant has revised the prospectus in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely, /s/ Lauren A. Clise Lauren A. Clise

cc:	Nancy E. Hay, Esq. Linda Kim, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq.

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